January 18, 2007
Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Mark P. Shuman
Branch Chief — Legal
Division of Corporation Finance

Re:	Bootheel Agri-Energy, LLC
Registration Statement on Form SB-2/A
SEC File No. 333-136915
Filed on January 3, 2007
Dear Mr. Shuman:
We are writing this letter on behalf of Bootheel Agri-Energy, LLC (“Bootheel”)in response to (i) the comment letter of the Staff dated January 11, 2007 regarding the registration statement referred to above. We are transmitting together with this correspondence the fourth amendment (“Amendment”) to the Registration Statement on Form SB-2 made in response to the Staff’s comments.
This letter sets forth each of the Staff’s comments numbered in accordance with the January 11, 2007 letter and, following each comment, Bootheel’s response to that comment, including the location of any related disclosure in the Amendment.
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Securities and Exchange Commission
January 18, 2007

General
1.	Please update the beneficial ownership to the latest practicable date.
The beneficial ownership table has been updated to the latest practicable date in response to the Staff’s comment.
2.	Please file executed copies of the legality and tax opinions. Currently, we note that you provide “form of” agreements.
In response to the Staff’s comment, the opinions as executed have been filed with the Amendment.
3.	Please file an updated escrow agreement. Section 7 of the agreement still references calendar year 2006.
In response to the Staff’s comment, an amended escrow agreement correcting Section 7 of the agreement has been filed with the Amendment.
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You may contact the undersigned at 816-374-3352 or by fax to 816-374-3300 with any questions regarding these responses or the accompanying draft of the amendment. You may also contact Greg Johnson of this office at 816-374-3227 or by fax to 816-374-3300.
Very truly yours,
Thomas J. Lynn